Michael H. Bison 617.570.1933 mbison@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

April 21, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Suzanne Hayes

Re:                             argenx N.V.

Amendment No. 1 to
Draft Registration Statement on Form F-1
Confidentially Submitted April 5, 2017
CIK No. 0001697862

Dear Ms. Hayes:

This letter is being submitted on behalf of argenx N.V. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on April 5, 2017 (the “Draft Registration Statement”), as set forth in your letter dated April 19, 2017 addressed to Mr. Van Hauwermeiren, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Overview of Our Anticipated Restructuring and Redomiciliation, page 161

1.              We note your plans to redomicile from the Netherlands to Belgium following completion of the offering. Please tell us whether you intend to register the offer of securities in the redomiciliation under the Securities Act of 1933. If you do not intend to register the transaction, please tell us the exemption(s) from registration upon which you intend to rely, including the facts supporting your reliance on such exemption(s). Please also provide us with your analysis as to whether the tender offer rules will apply to this transaction.

RESPONSE: The Company advises the Staff that the sole purpose of the potential redomiciliation transaction is to change the Company’s domicile from the Netherlands to Belgium. As such, the transaction is akin to a migratory merger for a domestic corporation, which is expressly deemed not to be an offer or sale within the meaning of Section 2(3) of the Securities Act by virtue of Rule 145(a)(2). Indeed, the proposed transaction would seem to be of a similar nature to the type of transaction contemplated by Securities Act Sections, Compliance and Disclosure Interpretations (C&DIs) 203.06 and 239.04, which state that transactions to change a foreign issuer’s domicile from one political subdivision of a country to another (such as reincorporation from one Canadian province to another) likewise should not be treated as a sale. Similar to a migratory merger from one state to another state within the United States, or from one political subdivision of a country to another, the potential redomiciliation transaction involves a change of the Company’s domicile from one country to another country within the European Union. As such, the Company is of the view that the potential redomiciliation transaction does not involve an offer or sale of its securities.

As with domestic migratory mergers, corporate requirements in the Netherlands do require shareholder approval for the potential redomiciliation transaction. However, the Company advises the Staff that it does not consider the shareholder vote to constitute an “investment decision” for purposes of Section 2(3) of the Securities Act. The Preliminary Note of Rule 145 is instructive in this regard; it reads in part: “The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.”

The Company advises the Staff that the potential redomiciliation transaction will not involve the exchange of one security for another security. Rather, subject to board and shareholder approval, the redomiciliation would only result in the transfer of the registered seat of the Company from the Netherlands to Belgium. The Company will remain the same legal entity before and after the redomiciliation, and the underlying ordinary shares will remain unchanged and continue to be held by the same shareholders. Importantly, there would be no change in the Company’s business or operations, its results of operations or financial position, or its senior managers or board of directors, such that it would require a new investment decision with respect to the Company’s securities.

In connection with the proposed shareholder meeting, the Company will deliver notice of the general meeting to its shareholders, together with disclosures describing the material terms of the redomiciliation. The Registration Statement similarly includes a summary of the material terms of the redomiciliation transaction. From a disclosure standpoint, the Company respectfully advises the Staff that it does not believe registration of the redomiciliation transaction on Form S-4 would provide investors with any additional information beyond what is proposed to be included in the proxy statement for the shareholder meeting.

Because the potential redomiciliation transaction will not involve the exchange of one security for another security, or any of the eight-factors set forth in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff’d, 682 F.2d 355 (2d Cir. 1982), the tender offer rules are not implicated.

2.              We note that your purpose for the redomiciliation is that value creation is not properly aligned with your intellectual property ownership structures as required under the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, and that you face a compliance burden as a company existing under Dutch law with shares listed on Euronext Brussels. Please disclose the potential risks or costs to the company that may occur if you are unable to complete the redomiciliation.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the restructuring that will result in the transfer of intellectual property (and the aligning of value creation and intellectual property ownership structures as required under the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development) is expected to occur prior to the launch of this offering and will no longer be subject to any completion risk.

With respect to other risks or costs to the Company if it is unable to complete the redomiciliation, the Company has revised the disclosure on page 63 in response to the Staff’s comment.

Phase 1 Part of Phase 1/2 Clinical Trial in Patients with Advanced Malignancies Expressing CD70, page 122

3.              We note your response to our prior comment 13. Please disclose the definitions used for Grade 3 and Grade 4 drug-related adverse events.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 126–128 of the Registration Statement.

Collaborations, page 132

License Agreements, page 136

4.              We note your discussion in these sections of several collaboration and license agreements. However, you have only filed the patent license agreement with The Board of Regents of the University of Texas System as an exhibit. Please file these agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe these agreements are material contracts under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.

Background

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant.

Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

It is clear that none of the categories set forth in Item 601(b)(10)(ii), subsections (A) (concerning officers and directors), (C) (concerning acquisitions or sale of property) or (D) (concerning material leases) apply to any of the agreements at issue. Subsection (B) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Contracts Not Made Outside of the Ordinary Course of Business

The Company advises the Staff that none of the referenced collaboration agreements or license agreements were entered into outside the ordinary course of business. As described in the Registration Statement, the Company is a pre-commercial biotechnology company focused on the development of antibody-based therapies for the treatment of severe autoimmune diseases and cancer. As such, it would be expected to enter into license agreements from time to time in order to secure certain intellectual property rights necessary or advisable for the commercialization of its product candidates, and collaboration agreements with larger biopharmaceutical companies for the development and/or commercialization of its product candidates. Indeed, such agreements ordinarily accompany the business of identifying and developing therapeutic products. Accordingly, the Company respectfully advises the Staff that it does not consider these agreements to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

The Company’s Business is not Substantially Dependent on the Contracts

The Company advises the Staff that it is not substantially dependent on any of the collaboration agreements, nor do the license agreements concern the right to use a patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent, for purposes of Item 601(b)(10)(ii) of Regulation S-K. The reasons for this conclusion vary based on the nature of the agreement, so the discussion that follows is organized by category of agreement.

(i)                                    Collaboration Agreements

As disclosed in the Registration Statement, the Company is focused on the development of antibody-based therapies for the treatment of severe autoimmune diseases and cancer, with the strategy of retaining development and commercialization rights to those product candidates it believes it can ultimately commercialize successfully on its own, if approved. Where the Company believes a product candidate might be better served by a larger biopharmaceutical company with greater resources, it intends to enter into customary collaboration agreements. Such agreements enable the Company to more broadly diversify is pipeline of product candidates, and largely offload the product development and commercialization of these product candidates to third parties, thus enabling the Company to primarily focus its product development efforts on its wholly-owned programs. The Company advises the Staff that it would not have pursued development of any of the partnered product candidates in the absence of a collaboration agreement. In accordance with this strategy, the Company has entered into a number of customary collaboration agreements for the selection and development of defined product candidates and, if these product candidates are successful in the clinic, ultimately the commercialization of these product candidates.

The Company advises the Staff that it does not consider itself to be substantially dependent on any of these collaboration agreements, for the following reasons.

•                  Large number of collaborations and large number of product candidates within those collaborations. The five collaboration agreements described in the Registration Statement contemplate the development of multiple product candidates, many of which have not even been identified yet. Because drug development is uncertain, the Company and its collaboration partners have intentionally undertaken a portfolio approach to identification, selection and development of product candidates, such that the failure of no one product candidate or no one collaboration would have a material adverse on the Company’s business. The Company advises the Staff that it considers the large number of collaborations to be evidence of large biopharmaceutical companies’ confidence in the potential of the Company’s technology platform and approach. It has not, however, built its core business on the assumption that any one of these programs will be successful.

•                  Selected product candidates are in the earliest stages of development. Each of the Company’s collaborations are in the earliest stages. In some cases (e.g., Shire), the collaboration continues to focus on target screening with no product candidates identified. Where product candidates have been identified, all but one remain in the pre-clinical phase of development. As is typical of drug development, whether or not these product candidates ever advance to early-stage clinical trials, late-stage clinical trials, regulatory approval or commercialization is uncertain. As would be expected, the Company’s right to receive future payments under these collaboration agreements are more heavily weighted towards regulatory approval and commercial success.

•                  Commercial licenses not yet exercised. Given the early stage of these collaborations, as noted above, in many cases the collaboration partner has not yet exercised its option to secure commercial rights to these product candidates (e.g., AbbVie, LEO Pharma and Shire). As disclosed in the Registration Statement, these agreements include customary provisions that permit the collaboration partner to secure commercial rights to a product candidate after the product candidate has achieved a pre-defined development milestone. Given the early-stage nature of these programs, such options have not been exercised.

•                  The Company is not substantially dependent upon future payments under the collaboration agreements. As disclosed in the Registration Statement, the collaboration agreements typically provide for a non-refundable upfront payment to the Company, with the right to receive milestones upon the achievement of defined development, regulatory or commercial milestones. As disclosed in the Registration Statement, development expenses are typically the responsibility of the Company, the collaboration partner or shared in accordance with an agreed-upon budget. As such, the Company is not dependent upon receiving future payments from its collaborations in order to fulfill its current obligations under these agreements. The Company advises the Staff that its current operating plans do not assume the receipt of any such contingent payments. Specifically, the Company expects that the proceeds from the offering, together with its available capital resources, will be sufficient to complete all of the development work it is currently required to complete under the collaboration agreements. Future efforts under the collaboration agreements are dependent upon the successful outcome of this development work, at which point future payments would be received or would be the responsibility of the collaboration partner.

Accordingly, the Company does not consider any of the referenced collaboration agreements to be a contract on which its “business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials…”

(ii)                                License Agreements

As noted in the Staff’s comment, the Company has filed as an Item 601(b)(10) “material contract” its exclusive license with the University of Texas (for NHance and ABDEG). The University of Texas license is an exclusive license to patents that cover aspects of the Company’s most advanced product candidate, ARGX-113, which is currently in Phase 2 clinical trials. These patents include composition of matter claims and are expected to expire in 2027 and 2028. Because this license is an exclusive license, for patents that include composition of matter claims, and for patents that cover the Company’s most advanced product candidate, for a period expected to extend beyond the potential commercial launch date for this product candidate, the Company deemed this agreement to be a material contract for purposes of Item 601(b)(10)(i) of Regulation S-K.

In contrast to the University of Texas license agreement, the BioWa and Lonza license agreements (for POTELLIGENT) are non-exclusive license agreements that relate to patents expected to expire in 2020 or 2021 and do not include composition of matter claims. Rather, these patents cover the production of cell lines that the Company (or its contract manufacturer) uses to manufacture its ARGX-110 and ARGX 111 product candidates, of which one product candidate (ARGX-110) is in early-stage clinical trials and the other (ARGX-111) is not currently being advanced while the Company seeks a collaboration partner. The cell lines have been made widely available by BioWa via non-exclusive license on customary commercial terms. In any event, although access to these cells lines do provide a benefit to the Company from a manufacturing perspective, alternative techniques could be developed to manufacture similar cell lines. The Company advises the Staff that it has identified multiple, validated and substantially equivalent technology alternatives that are readily available in the market place at competitive prices. Finally, neither of these product candidates are expected to be commercialized prior to the expected expiration dates of the licensed patents. The Company advises the Staff that, as disclosed in the Registration Statement, the Company has separately been issued at least one patent covering composition of matter for each of ARGX-110 and ARGX-111. The Company intends to primarily rely on these composition of matter patents for purposes of seeking a competitive advantage for these product candidates. For all of these reasons, the Company does not consider itself to be “substantially dependent” on the BioWa and Lonza license agreements.

Similarly, in contrast to the University of Texas license agreement, the Company’s license agreement with UCL and Sopartec (for GARP) concerns a pre-clinical product candidate (ARGX-115), which must first be advanced into a series of clinical trials and secure regulatory approval before commercialization. Due to the early stage nature of this development program, the Company does not consider itself to be “substantially dependent” on this agreement.

Description of Agreements Included Notwithstanding Item 601(b)(10) Test

The Company advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of these agreements would benefit investors in making an informed investment decision concerning the Company. The Company acknowledges that a significant number of product candidates are the subject of collaboration agreements and that some of these product candidates were developed using technology that is the subject of the referenced licensed agreements. Although the Company did not conclude it was “substantially dependent” on any of these agreements for the reasons cited above, it did elect to provide fulsome disclosure of these agreements, including the material terms of these agreements, in the Registration Statement, in order to enable investors to form a better view of the Company and its business as a whole. The Company respectfully advises the Staff that it does not believe filing these agreements as exhibits would provide meaningful information to investors beyond that which has already been summarized in the Registration Statement.

The Company will Re-Consider the Applicability of Item 601(b)(10) in Future Periods

Finally, the Company advises the Staff that it will continue to evaluate in future periods whether any of the subject agreements rise to the level of substantial dependence or otherwise satisfy the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, an agreement might satisfy the Item 601(b)(10) test in the event one or more product candidates that is the subject of the agreement achieves regulatory approval, as a result of which the Company is entitled to receive a revenue stream upon which the Company becomes substantially dependent, or as a result of which the Company becomes obligated to pay royalty payments to its licensors in a material amount.

Description of Share Capital, page 189

Preemptive Rights, page 190

5.              We note your disclosure that the shareholders at the General Meeting on April 26, 2017 will be asked to designate the board of directors to issue additional shares and grant rights to subscribe for shares and to limit or exclude preemption rights of shareholders for such shares for a period starting on April 26, 2017 and ending on December 31, 2017 and for a period of 18 months from the day of the meeting. We also note that the first authorization is for the purpose of admission to listing and trading of the new ordinary shares on NASDAQ while the second authorization can also be used for such purpose. Please disclose the main purpose for the limitation or exclusion of the preemptive rights for the second authorization for 18 months and whether such limitation or exclusion is intended to benefit specific persons. Refer to Form 9.A.3 of Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 198 of the Registration Statement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:                                Tim Van Hauwermeiren, Chief Executive Officer, argenx N.V.

Eric Castaldi, Chief Financial Officer, argenx N.V.

Edwin M. O’Connor, Goodwin Procter LLP